

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Bibb Lamar, Jr.
President and CEO
BancTrust Financial Group, Inc.
100 Saint Joseph Street
Mobile, AL 36602

Re: BancTrust Financial Group, Inc.
Form 10-K
Filed March 17, 2010
File No. 000-15423

Dear Mr. Lamar:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Please contact Jessica Livingston at202-551-3448 or me at 202-551 3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief
Office of Financial Services